UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

On December 27, 2023, the Board of Directors of the (the “Board”) Captivision Inc. (the “Company”) appointed Ryan Littman as Chief Commercial Officer of the Company.

Mr. Littman most recently served as founder and Chief Executive Officer of Palindrome Enterprises, Inc. (“Palindrome”) from August 2020 until August 2023. Prior to Palindrome, Mr. Littman served as CEO of Nebula Management LLC from March 2016 to February 2020. Previously, Mr. Littman served as COO at Bespoke Holdings Inc., an investment management company, from April 2017 to November 2019, where he oversaw and managed the company’s operations and as Creative Director of Everyday Wonders, a production company from January 2008 until March 2017. Mr. Littman received his B.A. from the University of Rhode Island.

Mr. Littman is the son-in-law of Gary Garrabrant, the Company’s Executive Chairman. There are no arrangements or understandings between Mr. Littman and any other person pursuant to which Mr. Littman was appointed as an officer of the Company. Except as described herein, Mr. Littman is not a party to any transactions that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Executive Chairman

Date: December 28, 2023